Exhibit 99.1

monday.com Announces First Quarter 2022 Results

First quarter revenue surpassed $100 million growing 84% year over year
Number of Customers with more than $50k ARR grew 187% year over year
Net dollar retention rate for customers with more than $50k ARR was over 150%
Announced launch of monday Work OS products, new end-to-end products

New York / Tel Aviv, May 16, 2022 -- monday.com (NASDAQ: MNDY), a work operating system (Work OS) where organizations of any size can create the tools and processes they need to manage every aspect of their work, today reported financial results for its first quarter ended March 31, 2022.

Management Commentary:

“In the first quarter we made meaningful progress in capturing our large market opportunity with strong top line growth and increasing net dollar retention,” said monday.com founder and co-CEO, Roy Mann. “We are excited to take the next step in our product evolution with the introduction of monday Work OS products,” said monday.com founder and co-CEO, Eran Zinman. “These new end-to-end products will provide our customers with more robust solutions containing advanced features and capabilities to address their specific needs.”

“Q1 was another quarter of great execution at monday.com, led by strong demand with larger customers,” said Eliran Glazer, monday.com CFO. “While growing and scaling the company will remain our top priority, we are equally focused on improving capital efficiency and operating leverage as we move forward.”

First Quarter Fiscal 2022 Financial Highlights:

•	Revenue was $108.5 million, an increase of 84% year-over-year.
•	GAAP operating loss was $67.5 million compared to a loss of $37.8 million in the first quarter of 2021; GAAP operating margin was negative 62% compared to negative 64% in the first quarter of 2021.
•	Non-GAAP operating loss was $43.8 million compared to a loss of $23.3 million in the first quarter of 2021; non-GAAP operating margin was negative 40%, the same as first quarter of 2021.
•
GAAP net loss per basic and diluted share was $1.48 compared to GAAP net loss per basic and diluted share of $3.52 in the first quarter of 2021; non-GAAP net loss per basic and diluted share was $0.96 compared to non-GAAP net loss per basic and diluted share of $0.63 in the first quarter of 2021.

•
Net cash used in operating activities was $12.9 million, with negative adjusted free cash flow of $16.2 million compared to net cash used in operating activities of $0.6 million and negative $1.6 million of adjusted free cash flow in the first quarter of 2021.

Recent Business Highlights:

•	Net dollar retention rate was over 125%.
•	Net dollar retention rate for customers with more than 10 users was over 135%.
•	Net dollar retention rate for customers with more than $50,000 in annual recurring revenue (“ARR”) was over 150%.
•	The number of paid customers with more than $50,000 in ARR was 960, up 187% from 335 as of March 31, 2021.
•	The percentage of ARR attributable to customers with more than $50,000 in ARR was 22%, up from 12% in the first quarter of 2021.
•	Announced the launch of monday Work OS products consisting of monday sales CRM, monday marketer, monday dev and monday projects.
•	Announced a new partnership agreement with Software House International (SHI), one of North America’s largest IT solutions providers.

Financial Outlook:

For the second quarter of the fiscal year 2022, monday.com currently expects:

•	Total revenue of $117 million to $119 million, representing year-over-year growth of 66% to 69%.
•	Non-GAAP operating loss of $35 million to $33 million and negative operating margin of 30% to 28%.

For the full year 2022, monday.com now expects:

•	Total revenue of $488 million to $492 million, representing year-over-year growth of 58% to 60%.
•	Non-GAAP operating loss of $139 million to $135 million and negative operating margin of 28% to 27%.

Non-GAAP Financial Measures:

This press release and the accompanying tables contain the following non-GAAP financial measures: non-GAAP gross profit, non-GAAP gross margin, non-GAAP sales and marketing expenses, non-GAAP research and development expenses, non-GAAP general and administrative expenses, non-GAAP operating loss, non-GAAP operating margin, non-GAAP net loss, non-GAAP net loss per share and adjusted free cash flow. Certain of these non-GAAP financial measures exclude share-based compensation.

monday.com believes that these non-GAAP financial measures provide useful information to management and investors regarding certain financial and business trends relating to monday.com’s financial condition and results of operations. monday.com management uses these non-GAAP measures to compare monday.com performance to that of prior periods, for trend analysis and for budgeting and planning purposes. monday.com believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing monday.com financial results to the results of other software companies, many of which present similar non-GAAP financial measures to investors. The non-GAAP financial information is presented for supplemental informational purposes only, and should not be considered a substitute for financial information presented in accordance with GAAP, and may be different from similarly-titled non-GAAP measures used by other companies.

Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in monday.com financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures.

Reconciliation tables of the most directly comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables at the end of this release. monday.com urges investors to review these reconciliation tables and not to rely on any single financial measure to evaluate the monday.com business. Management is not able to forecast GAAP net loss attributable to ordinary shareholders on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting share-based compensation expense, the amounts of which may be significant in future periods.

Definitions of Business Key Performance Indicators

Net Dollar Retention Rate

We calculate Net Dollar Retention Rate as of a period end by starting with the ARR from customers as of the 12 months prior to such period end (“Prior Period ARR”). We then calculate the ARR from these customers as of the current period end (“Current Period ARR”). The calculation of Current Period ARR includes any upsells, contraction and attrition. We then divide the total Current Period ARR by the total Prior Period ARR to arrive at the net dollar expansion rate. For the trailing 12-month calculation, we take a weighted average of this calculation of our quarterly Net Dollar Retention Rate for the four quarters ending with the most recent quarter.

Annual Recurring Revenue (“ARR”)

Is defined to mean, as of the measurement date, the annualized value of our customer subscriptions plan assuming that any contract that expires during the next 12 months is renewed on its existing terms.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to, statements regarding our financial outlook and market positioning. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as “outlook,” “guidance,” “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “plan,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” “shall” and variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond monday.com control. monday.com actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to our ability to predict our revenue and evaluate our business and future prospects; our ability to manage our growth effectively, execute our business plan or maintain high levels of service and customer satisfaction; our ability to achieve and maintain profitability and compete effectively with established companies and new market entrants in a competitive and rapidly changing market; interruptions or performance problems associated with the technology or infrastructure underlying our platform; real or perceived errors, failures, vulnerabilities, or bugs in our Work OS; our ability to attract customers, grow our retention rates, expand usage within organizations and sell subscription plans; our ability to offer high-quality customer support; our ability to effectively develop and expand our direct sales capabilities; our ability to enhance our reputation and market awareness of our Work OS and products; actions by governments to restrict access to our platform in their countries; our ability to identify and integrate future acquisitions, strategic investments, partnerships or alliances; our ability to attract and retain highly skilled employees; our ability to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies; the market and software categories in which we participate; our ability to ensure that our Work OS and products interoperates with a variety of software applications that are developed by third parties; the success of our strategic relationships with third parties; privacy, data and cybersecurity incidents or any actual or perceived failure by monday.com to comply with privacy, data protection, information security, consumer privacy, data residency, or telecommunications laws, regulations, government access requests, and obligations; intellectual property disputes; changes in foreign exchange rates; general political or destabilizing events, including war, conflict or acts of terrorism and other factors described in “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 16, 2022. Further information on potential risks that could affect actual results will be included in the subsequent filings that monday.com makes with the Securities and Exchange Commission from time to time.

Past performance is not necessarily indicative of future results. The forward-looking statements included in this press release represent monday.com views as of the date of this press release. monday.com anticipates that subsequent events and developments will cause its views to change. monday.com undertakes no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. These forward-looking statements should not be relied upon as representing monday.com views as of any date subsequent to the date of this press release.

Earnings Webcast:

monday.com will hold a public webcast at 8:30 a.m. ET today to discuss the results for its first quarter 2022 and financial outlook. The live call may also be accessed via telephone at (855) 979-6654 or +1 (646) 664-1960 (outside the U.S.). Please reference conference ID: 264663. An archived webcast can be accessed from the News & Events section of monday.com’s Investor Relations website following the call.

Investor Presentation Details:

An investor presentation providing additional information can be found at http://ir.monday.com.

About monday.com:

The monday.com Work OS is an open platform that democratizes the power of software so organizations can easily build work management tools and software applications to fit their every need. The platform intuitively connects people to processes and systems, empowering teams to excel in every aspect of their work while creating an environment of transparency in business. monday.com has teams in Tel Aviv, New York, San Francisco, Miami, Chicago, London, Kiev, Sydney, Tokyo and Sao Paulo. The platform is fully customizable to suit any business vertical and is currently used by over 152,000 customers across over 200 industries in 200 countries.

Visit us on our LinkedIn, Twitter, Instagram and Facebook .

For more about monday.com please visit our Press Room.

CONTACTS

Investor Relations:
Byron Stephen
byron@monday.com

Media Relations:
Leah Walters
leah@monday.com

MONDAY.COM LTD

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three months ended March 31,
	2022	2021
	(Unaudited)

Revenue	$108,497	$58,972
Cost of revenue	14,609	7,924
Gross profit	93,888	51,048
Operating expenses:
Research and development	26,541	15,581
Sales and marketing	115,973	63,048
General and administrative	18,870	10,266
Total operating expenses	161,384	88,895
Operating loss	(67,496)	(37,847)
Financial income (expense), net	1,993	(406)
Loss before income taxes	(65,503)	(38,253)
Taxes on income	(1,175)	(699)
Net loss	$(66,678)	$(38,952)
Deemed dividend to preferred shareholders	—	(4,614)
Net loss attributable to ordinary shareholders	$(66,678)	$(43,566)

Net loss per share attributable to ordinary shareholders, basic and diluted	$(1.48)	$(3.52)
Weighted-average ordinary shares used in calculating net loss per ordinary share, basic and diluted	44,978,894	12,392,298

MONDAY.COM LTD

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	March 31,	December 31,
	2022	2021
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$849,576	$886,812
Accounts receivable, net	9,894	8,509
Prepaid expenses and other current assets	15,676	18,172
Total current assets	875,146	913,493

LONG TERM-ASSETS:
Property and equipment, net	22,583	19,599
Operating lease right-of-use assets	62,144	—
Other long-term assets	100	100
Total long-term assets	84,827	19,699

Total assets	$959,973	$933,192

LIABILITIES AND SHAREHOLDERS' (DEFICIT) EQUITY
CURRENT LIABILITIES:
Accounts payable	$17,632	$23,612
Accrued expenses and other current liabilities	55,238	70,135
Deferred revenue	160,930	134,438
Operating lease liabilities, current	10,731	—
Total current liabilities	244,531	228,185

LONG-TERM LIABILITIES
Operating lease liabilities, non-current	51,103	—
Other non-current liabilities	1,757	1,612
Total long-term liabilities	52,860	1,612

Total liabilities	297,391	229,797

SHAREHOLDERS' EQUITY:
Other comprehensive income	807	594
Share capital and additional paid-in capital	1,174,113	1,148,461
Accumulated deficit	(512,338)	(445,660)
Total shareholders’ equity	662,582	703,395
Total liabilities and shareholders’ equity	$959,973	$933,192

MONDAY.COM LTD

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Three months ended
	March 31,
	2022	2021
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(66,678)	$(38,952)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,127	547
Capital loss from sale of property and equipment	—	45
Share-based compensation	23,666	14,540
Change in accrued interest on revolving credit facility	—	21

Changes in operating assets and liabilities:
Accounts receivable, net	(1,385)	(986)
Prepaid expenses and other assets	4,700	(1,629)
Accounts payable	(6,176)	3,969
Accrued expenses and other liabilities	5,342	4,862
Deferred revenue	26,492	16,984
Net cash used in operating activities	(12,912)	(599)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(2,354)	(4,223)
Capitalized software development costs	(926)	(440)
Proceeds from sale of property and equipment	—	21
Net cash used in investing activities	(3,280)	(4,642)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments in connection with deferred offering costs	—	(207)
Proceeds from exercise of share options	1,351	543
Receipt (repayment) of tax advance relating to exercises of share options, net	(22,384)	—
Capital lease payments	(11)	(28)
Net cash provided by (used in) financing activities	(21,044)	308

DECREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(37,236)	(4,933)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH - Beginning of period	886,812	131,814
CASH, CASH EQUIVALENTS AND RESTRICTED CASH - End of period	$849,576	$126,881

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH TO THE CONSOLIDATED BALANCE SHEET:
Cash and cash equivalents	$849,576	$124,281
Restricted cash – Included in prepaid expense and other current assets	—	600
Restricted cash – Included in other long-term assets	—	2,000
Total cash, cash equivalents, and restricted cash	$849,576	$126,881

MONDAY.COM LTD

Reconciliation of GAAP to Non-GAAP Financial Information

	Three months ended March 31,
	2022	2021
	(Unaudited)
Reconciliation of gross profit and gross margin
GAAP gross profit	$93,888	$51,048
Share-based compensation	2,441	1,531
Non-GAAP gross profit	96,329	52,579
GAAP gross margin	87%	87%
Non-GAAP gross margin	89%	89%

Reconciliation of operating expenses
GAAP research and development	$26,541	$15,581
Share-based compensation	(7,388)	(4,537)
Non-GAAP research and development	$19,153	$11,044

GAAP sales and marketing	$115,973	$63,048
Share-based compensation	(7,378)	(4,034)
Non-GAAP sales and marketing	$108,595	$59,014

GAAP general and administrative	$18,870	$10,266
Share-based compensation	(6,459)	(4,438)
Non-GAAP general and administrative	$12,411	$5,828

Reconciliation of operating loss
GAAP operating loss	$(67,496)	$(37,847)
Share-based compensation	$23,666	$14,540
Non-GAAP operating loss	$(43,830)	$(23,307)
GAAP operating margin	(62)%	(64)%
Non-GAAP operating margin	(40)%	(40)%

GAAP net loss	$(66,678)	$(38,952)
Share-based compensation	23,666	14,540
Tax benefit related to share-based compensation(1)	(227)	—
Non-GAAP net loss	$(43,239)	$(24,412)

Reconciliation of net loss attributable to ordinary shareholders
GAAP net loss attributable to ordinary shareholders	$(66,678)	$(43,566)
Deemed dividend to preferred shareholders	—	4,614
Share-based compensation	23,666	14,540
Tax benefit related to share-based compensation(1)	(227)	—
Non-GAAP net loss	$(43,239)	$(24,412)

GAAP net loss per share attributable to ordinary shareholders, basic and diluted	$(1.48)	$(3.52)
Non-GAAP net loss per share, basic and diluted	$(0.96)	$(0.63)

Reconciliation of basic and diluted weighted average number of shares outstanding
Weighted average number of ordinary shares outstanding used in computing basic and diluted net loss per share (GAAP)	44,978,894	12,392,298
Additional shares giving effect to conversion of convertible preferred shares at the beginning of the period (2)	—	26,440,239
Weighted average number of ordinary shares outstanding used in computing basic and diluted net loss per share (Non-GAAP)	44,978,894	38,832,537

(1)
The tax benefits generated from the exercise of the disqualifying disposition of incentive share options were excluded in calculating its non-GAAP net loss and non-GAAP basic and diluted net loss per share. The Company believes that excluding these tax benefits enables investors to see the full effect that excluding share-based compensation expenses had on the operating results.

(2)	Assumes ordinary shares outstanding after accounting for the automatic conversion of the preferred shares then outstanding into ordinary shares at the beginning of fiscal year.

MONDAY.COM LTD

Reconciliation of net cash used in operating activities to adjusted free cash flow

	Three months ended March 31,
	2022	2021
	(Unaudited)

Net cash used in operating activities	$(12,912)	$(599)
Purchase of property and equipment	(2,354)	(4,223)
Capitalized software development costs	(926)	(440)
Purchase of property and equipment related to build-out of our new corporate headquarters	—	3,667
Adjusted free cash flow	$(16,192)	$(1,595)